Exhibit 99.1

LiNiu Technology Group Announces First Quarter 2017 Financial Results

Hong Kong, China – May 31, 2017 – LiNiu Technology Group (f/k/a Iao Kun Group Holding Company Limited) (“LINU” or the “Company”) (NASDAQ: LINU), which launched its electronic trading platform focused on the Chinese agricultural industry in April 2017 through Guangzhou LiNiu Network Technology Co., Ltd. (“Guangzhou LiNiu”), today announced unaudited and unreviewed financial results for the first quarter ended March 31, 2017. All currency amounts are stated in United States dollars.

First Quarter 2017 Highlights

•	After the Company closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau in 2016, the Company maintained minimal operations and temporary relocated the Macau VIP gaming operation to Altira Complex, which provides remuneration at a predetermined fixed rate commission.

•	Net loss attributable to ordinary shareholders for the first quarter of 2017 was $0.4 million, or $0.01 per share (basic and diluted), compared to net loss attributable to ordinary shareholders of $3.5 million, or $0.06 per share (basic and diluted), for the prior-year period. During the first quarter of 2017, the Company recorded a reversal of bad debts of $0.2 million.

•	Non-GAAP loss attributable to ordinary shareholders, which is operating loss before amortization of intangible assets, was $0.4 million, or $0.01 per share (basic and diluted), for the three months ended March 31, 2017, as compared to non-GAAP income of $0.5 million, or $0.01 per share (basic and diluted), for the three months ended March 31, 2016.

Business Developments in 2017

•	In March 2017, the Company completed the acquisition of 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“Guangzhou LiNiu”), a software technology development company. The operational results of Jia-Heng and its subsidiaries, including Guangzhou LiNiu, have been consolidated in the financial statements of LINU since March 2017.

•	The Company launched the LiNiu Network, an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry in early April 2017. Since its launch, the site has seen daily traffic of over 50,000 visitors, with more than 130,000 users, more than 20,000 suppliers registered and over 80,000 products currently sold through the platform. The Guangzhou LiNiu generates revenue through commissions, advertising, management fees and guarantee deposits. In May 2017, Guangzhou LiNiu started generating revenue from commissions on transactions despite having yet to promote and advertise the site.

“The first quarter was marked by the official transformation of the Company toward its new strategy of using technology to create solutions for the vast Chinese agricultural industry,” said Mr. Wang Shun Yang, co-Chief Executive Officer of LiNiu Technology Group. “Since launching the LiNiu Network last month, we have been seeing consistent traffic and believe the platform has been well received by both our customers and the suppliers. We have started to generate revenue from the site and plan to launch a marketing campaign to generate greater awareness of the LiNiu Network and our ability to more efficiently improve Chinese agriculture in the months ahead.”

First Quarter 2017 Results

Net loss attributable to ordinary shareholders of $0.4 million for the three months ended March 31, 2017 improved compared to net loss of $3.5 million for the same period of 2016, primarily due to a significant decrease in commission to junket agents as a result of minimal revenue in the first quarter of 2017. The lower selling, general and administrative expenses for the three months ended March 31, 2017 was primarily due to no longer paying management fees to Pak Si and lower salaries due to the closure of four VIP rooms in 2016.

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng and Sang Lung were summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng and Sang Lung. The outstanding balance for Sang Heng and Seng Lung as of December 31, 2016 was HKD312 million (approximately $40.4 million) and is included in lines of credit payable in the Consolidated Balance Sheet. The lines of credit for Sang Heng and Sang Lung are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam. Additionally, as a result of the default, the Company is subject to monthly interest of 1.5% and potential losses and expenses caused by the default.

On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of the plaintiff in the Sang Lung case. The Company’s management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court. Currently, the bankruptcy process will be stopped in the stage of liquidation. However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credit in the amount of approximately $26.9 million (HKD 203.8 million).

On February 28, 2017, management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr.Vong) – to settle the shareholders’ loan by delivering certain markers receivable. Of an approximate $11.7 million shareholders’ loan, $11.6 million was offset by taking over certain markers receivable with a net carrying amount of approximately $9.6 million (gross amount was $14.8 million) as of February 28, 2017. The difference (approximately $2.0 million) between the shareholders’ loan and the net carrying amount of such markers receivable would be treated as a capital transaction and recorded as additional paid-in capital contributed by shareholders as of February 28, 2017.

On February 28, 2017, management entered into another agreement with Mr. Lou Kan Kuong (Mr. Lou) to settle the purchase price obligation by taking over certain markers receivable. An approximate $14.2 million purchase price obligation was offset by delivering certain markers receivable with a net carrying amount of approximately $10.1 million (gross amount was $17.2 million) as of February 2017. The difference (approximately $4.1 million) between the purchase price obligation and the net carrying amount of such markers receivable would be treated as a capital transaction and recorded as additional paid-in capital contributed by shareholders.

Both parties agreed and the agreement became effective on February 28, 2017. Mr. Lam, Mr. Vong and Mr. Lou will assume all the un-collection risk on assigned markers receivable.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) electronic trading platform focused on the Chinese agricultural industry. The Company also currently participates in the promotion of VIP gaming at the Altira Macau. For more information on the LiNiu Network, please visit www.liniuyang.com.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management's current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

LINIU TECHNOLOGY GROUP

(f/k/a IAO KUN GROUP HOLDING COMPANY LIMITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(unaudited and unreviewed)

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Revenue from VIP Gaming Operations	$1,410	$17,922,185
Total Revenues	1,410	17,922,185

Expenses
- Commission to Junket Agents	1,464	13,724,981
- Selling, General and Administrative Expenses	696,702	3,501,190
- Special Rolling Tax	-	119,829
- Amortization of Intangible Assets	-	4,071,738
- Restructuring charges	26,993	-
- Reversal of Bad debts	(207,464)	-

Total Expenses	517,695	21,417,738

Operating loss	(516,285)	(3,495,553)

Non-controlling interest	69,651	-

Net Loss Attributable to Ordinary Shareholders	(446,634)	(3,495,553)

Other Comprehensive Loss
Foreign Currency
- Translation Adjustment	(57,680)	(184,414)
Total Comprehensive Loss	$(504,314)	$(3,679,967)

Net Loss Per Share
Basic	$(0.01)	$(0.06)
Diluted	$(0.01)	$(0.06)
Weighted Average Shares Outstanding
Basic	67,501,680	63,103,781
Diluted	67,501,680	63,103,781

      LINIU TECHNOLOGY GROUP

(f/k/a IAO KUN GROUP HOLDING COMPANY LIMITED)

CONSOLIDATED BALANCE SHEETS

(unaudited and unreviewed)

	March 31, 2017	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$132,439	$73,305
Accounts Receivable, Net	759,828	669,767
Prepaid Expenses and Other Assets	1,597,644	1,832,965
Total Current Assets	2,489,911	2,576,037

Markers Receivable (net of allowance for doubtful accounts of $87,710,550 and $100,198,392 at March 31, 2017 and December 31, 2016, respectively)	54,085,867	74,765,307

Goodwill	134,212,574	-
Property and Equipment (net of accumulated depreciation of $126,885 and $178,989 at March 31, 2017 and December 31, 2016, respectively)	273,329	135,920
TOTAL ASSETS	$191,061,681	$77,477,264

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$45,320,884	$45,417,314
Accrued Expenses	4,083,552	3,621,743
Bao Li Gaming Acquisition-Purchase Price Obligation	-	14,228,500
Jia-Heng Acquisition – contingent payable	787,124	-
Loan Payable, current – related parties	3,179,362	12,078,017
Total Current Liabilities	53,370,922	75,345,574

LONG-TERM LIABILITIES
Jia-Heng Acquisition – contingent payable, net of current portion	62,182,792	-

Total Liabilities	115,553,714	75,345,574

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 74,791,794 and 62,453,774 issued and outstanding at March 31, 2017 and December 31, 2016, respectively.	7,493	6,245
Additional Paid-in Capital	143,286,797	133,436,640
Retained Deficit	(132,067,829)	(131,621,195)
Accumulated Other Comprehensive Income	252,320	310,000
Total Ordinary Shareholders’ Equity	11,478,781	2,131,690
Non-Controlling Interest	64,029,186	-
Total Shareholders' Equity	75,507,967	2,131,690
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$191,061,681	$77,477,264

Cash flow information (in thousands) (unaudited and unreviewed)

	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016

Net cash provided by operating activities	$429	$4,893
Net cash from investing activities	18	-
Net cash (used in) from financing activities	(387)	683
Net increase in cash and cash equivalents	$60	$5,576

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets. The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides users of the Company’s financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.  The following is a reconciliation of the Company’s net income to Non-GAAP income and GAAP EPS to its Non-GAAP EPS:

	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016

Net loss attributable to ordinary shareholders	$(446,634)	$(3,495,553)

Amortization of intangible assets	-	4,071,738

Non-GAAP (loss) income attributable to ordinary shareholders (before amortization of intangible assets)	$(446,634)	$576,185

Weighted Average Shares Outstanding

Basic	67,501,680	63,103,781
Diluted	67,501,680	63,103,781

	For the Three Months Ended March 31, 2017		For the Three Months Ended March 31, 2016

	Basic	Fully Diluted	Basic	Fully Diluted

Net loss per share attributable to ordinary shareholders	$(0.01)	$(0.01)	$(0.06)	$(0.06)

Amortization of intangible assets	-	-	0.07	0.07

Non-GAAP (Loss) Income per share attributable to ordinary shareholders (before amortization of intangible assets)	$(0.01)	$(0.01)	$0.01	$0.01

Contact:

LiNiu Technology Group
Ryan Yip, +852 2111 9220
ryany@liniuyang.com